EXHIBIT 6.1
Grupo TMM and Subsidiaries
Computation of Earnings per Share (IFRS & U.S. GAAP)

	December 31,

	2004	2003	2002	2001	2000

	($ in thousands except share data)
Shares at the end of period	56,963,137	56,963,137	56,963,137	56,963,137	17,441,590
Yearly weighted average shares	56,963,137	56,963,137	56,963,137	18,693,635	17,441,590
IFRS:
Net loss from continuing operations	(112,017)	(128,593)	(47,589)	(69,034)	(21,404)
Net income from discontinued operations	9,470	41,931	4,980	77,959	23,134
Net (loss) income	(102,547)	(86,662)	(42,609)	8,925	1,730
Loss per share from continuing operations	(1.966)	(2.257)	(0.835)	(3.691)	(1.227)
Earnings per share from discontinued operations	0.166	0.736	0.087	4.168	1.324
(Loss) earnings per share	(1.800)	(1.521)	(0.748)	0.477	0.097
U.S.GAAP:
Net loss from continuing operations	(114,232)	(153,730)	(57,759)	(42,471)	(11,865)
Net income from discontinued operations	1,561	106,660	68,407	60,307	15,688
Net loss from extraordinary item — Net					(5,075)
Net (loss) income	(115,793)	(47,070)	10,648	17,836	(1,252)
Loss per share from continuing operations	(2,005)	(2.698)	(1.014)	(2.271)	(0.680)
Earnings per share from discontinued operations	0.027	1.872	1.201	3.225	0.896
Loss per share from extraordinary item — Net					(0.291)
(Loss) earnings per share	(2.032)	(0.826)	0.187	0.954	(0.075)